
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 26 November 2010

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes _____ No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Results of the annual general meeting and general meeting of Sasol held on 26 November 2010

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes: JSE : SOL   NYSE : SSL
ISIN codes: ZAE000006896   US8038663006
("Sasol" or "the Company")

RESULTS OF THE ANNUAL GENERAL MEETING AND GENERAL MEETING OF
SASOL HELD ON 26 NOVEMBER 2010

Sasol shareholders are advised that the results of the business
conducted at the annual general meeting and general meeting, held
immediately after the conclusion of the annual general meeting on
Friday 26 November 2010 in Hyde Park, Johannesburg, South Africa
(including the percentage of total number of shares voted) are as
follows:

1. Annual general meeting

1.1. The annual financial statements of the Company, including
the reports of the directors, audit committee and auditors for
the year ended 30 June 2010 were accepted and adopted.

1.2. Mr L P A Davies, Dr M S V Gantsho, Mrs T H Nyasulu and Ms K
C Ramon retired by rotation at the meeting and were re-elected
individually for a further term of office in terms of Articles
75(d) and 75(e) of the Company's Articles of Association
("Sasol's Articles"):

Directors	For	Against	Abstain
L P A Davies	99.75%	0.13%	0.12%
M S V Gantsho	99.83%	0.05%	0.12%
T H Nyasulu	99.08%	0.80%	0.12%
K C Ramon	99.75%	0.13%	0.12%

Mr A Jain retired as a non-executive director of the Company with
effect from today, 26 November 2010. Messrs B P Connellan and T
A Wixley will retire as non-executive directors of the Company
with effect from 1 January 2011.

1.3. The two directors appointed by the board of directors of
Sasol ("the Board") during the course of the calendar year, Mss V
N Fakude and I N Mkhize retired at the annual general meeting,
but were elected individually for a further term of office in
terms of Article 75(i) of Sasol's Articles:

Directors	For	Against	Abstain
V N Fakude	98.19%	1.69%	0.12%
I N Mkhize	98.19%	1.69%	0.12%

1.4. The director appointed by the Board during the course of the calendar year, Mr G A Lewin retired at the annual general meeting, but was elected for a further term of office in terms of Sasol's Articles:

Directors	For	Against	Abstain
G A Lewin	99.83%	0.05%	0.12%

1.5. KPMG Incorporated was automatically re-appointed as auditors of the Company until the conclusion of the next annual general meeting and it was noted that the Mr C H Basson would be the individual registered auditor who will undertake the audit of the Company for the financial year ending 30 June 2011.

1.6. Special Resolution number 1 to authorise the directors of the Company, in terms of the authority granted in Article 36(a) of Sasol's Articles, to approve the general repurchase by the Company, or by any of its subsidiaries, of the Company's ordinary shares, subject to the provisions of the Companies Act of 1973, as amended, and subject to the rules and requirements of the JSE Listings Requirements, was approved:

For	Against	Abstain
99.72%	0.01%	0.26%

1.7. Special Resolution number 2 to amend Sasol's Articles by the insertion of a new article 86(i) to enable the directors of the Company to remove a director by majority vote as recommended by the King Code of Governance principles for South Africa, was approved:

For	Against	Abstain
99.75%	0.15%	0.10%

1.8. Ordinary Resolution number 1 to obtain a non-binding advisory vote by shareholders on the Company's remuneration policy for the year ending
30 June 2011 as contained in the annual financial statements was approved:

For	Against	Abstain
94.01%	5.89%	0.10%

1.9. Ordinary Resolution number 2 approving the revised annual emoluments payable by the Company or subsidiaries of the Company with effect from
1 July 2010 to non-executive directors of the Company was approved:

For	Against	Abstain
93.36%	6.53%	0.10%

2. General meeting

2.1. Special Resolution number 1 amending Sasol's Articles to provide for the insertion of new definitions was approved:

For	Against	Abstain
99.79%	0.02%	0.19%

2.2. Special Resolution number 2 amending Sasol's Articles to provide for the bulk dematerialisation of Sasol BEE Ordinary Shares ("Bulk Dematerialisation") was approved:

For	Against	Abstain
99.80%	0.02%	0.18%

2.3. Special Resolution number 3 amending Sasol's Articles to provide for the continued application of the contracts currently applicable in respect of Sasol BEE Ordinary Shares that are not dematerialised pursuant to the Bulk Dematerialisation, was approved:

For	Against	Abstain
99.75%	0.02%	0.24%

2.4. Ordinary Resolution number 1 authorising the Transfers Secretaries to replace the share certificates of those Sasol Shareholders who elect to continue to hold their Sasol BEE Ordinary Shares in certificated form and to issue instead new share certificates reflecting the new alpha code and International Securities Identification Number was approved:

For	Against	Abstain
99.86%	0.02%	0.12%

2.5. Special Resolution number 4 amending Sasol's Articles to incorporate those terms specific to the Sasol BEE Ordinary Shares which will form part of and must be read as if contained in the generic BEE contract applicable to shares listed on the proposed BEE Segment of the exchange operated by JSE Limited ("JSE") ("the BEE Segment"), was approved:

For	Against	Abstain
99.74%	0.02%	0.25%

2.6. Special Resolution number 5 amending Sasol's Articles to revise the rights, privileges and restrictions applicable to the Sasol BEE Ordinary Shares so as to allow the holding of such shares either in certificated or dematerialised form and to take account of the listing on the proposed BEE Segment, was approved:

For	Against	Abstain
99.92%	0.02%	0.07%

2.7. Special Resolution number 6 amending Sasol's Articles to provide for the contracts applicable to holders of Sasol BEE Ordinary Shares depending on whether they hold their shares in certificated or dematerialised form and granting the necessary authorities to enable dematerialisation to occur, was approved:

For	Against	Abstain
99.92%	0.02%	0.07%

2.8. Special Resolution number 7 amending Sasol's Articles to provide for the limited circumstances in which the Company will be entitled to delist the Sasol BEE Ordinary Shares from the BEE Segment without shareholder approval, provided that it puts in place an alternative trading mechanism and provided further that the JSE Listing Requirements so provide at the time, was approved:

For	Against	Abstain
99.79%	0.02%	0.19%

2.9. Special Resolution number 8 amending Sasol's Articles to permit the release by a Central Securities Depository Participant, broker and/or nominee company as the case may be, of the contact details of any Sasol Shareholder to Sasol, was approved:

For	Against	Abstain
99.91%	0.02%	0.07%

2.10. Special Resolution number 9 approving the potential granting of financial assistance by the Company to the Sasol Inzalo Public Facilitation Trust to acquire Sasol BEE Ordinary Shares in certain cases mainly related to breaches of the contracts applicable to the Sasol BEE Ordinary Shares, was approved:

For	Against	Abstain
99.60%	0.26%	0.14%

The special resolutions will be lodged with the Companies and Intellectual Property Registration Office for registration.

Sasol elected to convene the general meeting knowing that the proposed amendments to the JSE's rules and requirements and the proposed amendments to the Strate rules and directives ("Proposed New Requirements") have not yet been formally approved and understanding that as a result, if there are material changes, the JSE may request Sasol to issue a supplementary circular or additional announcement/s.

Sasol also appreciates that until the Proposed New Requirements are approved, legally the JSE cannot approve the listing of the Sasol BEE Ordinary Shares on the BEE Segment. However, the JSE has indicated that it has no reason at this time to consider that there will be material changes to the Proposed New Requirements, and if there are no such changes, it will after the Proposed New Requirements have come into force, approve the listing of the Sasol BEE Ordinary Shares on the BEE Segment.

A further announcement will be made when the JSE formally approves the listing of the Sasol BEE Ordinary Shares on the BEE Segment and the necessary Proposed New Requirements are formally approved.

26 November 2010
Johannesburg

Financial Adviser and Sponsor
Deutsche Securities (SA) (Proprietary) Limited

Attorneys
Edward Nathan Sonnenbergs Inc.

Transfer Secretaries
Computershare Investor Services (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 November 2010

By: <u>/s/ N L Joubert</u>
Name: Nereus Louis Joubert
Title: Company Secretary